# SEC Schedule 13G/A (Amendment No. 9) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Mesoblast Limited, CIK 0001345099
CUSIP: 590717104
Title of class of securities: Ordinary Shares / American Depositary Receipts
Address of issuer's principal executive offices: 371 Channelside Walkway, Ph 1702, Tampa, Florida (FL), 33602
Date of event which requires filing of this statement: 09/11/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001839882-24-045296
Filed by CIK 0001977041

## Reporting persons
- Gregory George: type of reporting person: individual (IN); citizenship or place of organization: Bahamas (C5); does not affirm membership in a group (box b); sole voting power 137,123,887; shared voting power 138,727,847; sole dispositive power 137,123,887; shared dispositive power 138,727,847; aggregate amount beneficially owned 275,851,734 (21.59% of the class)
- James George: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 6,000,000; sole dispositive power 0; shared dispositive power 6,000,000; aggregate amount beneficially owned 6,000,000 (0.47% of the class)
- Grant George: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 6,000,000; sole dispositive power 0; shared dispositive power 6,000,000; aggregate amount beneficially owned 6,000,000 (0.47% of the class)
- G to the Fourth Investments, LLC: type of reporting person: other (OO); citizenship or place of organization: Nevada (NV); does not affirm membership in a group (box b); sole voting power 0; shared voting power 126,727,847; sole dispositive power 0; shared dispositive power 126,727,847; aggregate amount beneficially owned 126,727,847 (9.92% of the class)

## Item 1. Issuer
Name of issuer: Mesoblast Limited
Address of issuer's principal executive offices: Level 38, 55 Collins Street, Melbourne 3000, Australia

## Item 2. Person Filing
Name of person filing: Gregory George, James George, Grant George and G to the Fourth Investments, LLC (the "Reporting Persons")
Address of principal business office or, if none, residence:
Gregory George 371 Channelside Walkway PH 1702, Tampa Florida, 33602
G to the Fourth Investments, LLC 831 Laca Street Dayton Nevada, 89403
James George 371 Channelside Walkway PH 1702, Tampa Florida, 33602
Grant George 371 Channelside Walkway PH 1702, Tampa Florida, 33602
Citizenship:
Gregory George is a citizen of the Bahamas.
James George and Grant George are U.S. citizens.
G to the Fourth Investments, LLC, is organized in Nevada

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The ownership information below represents beneficial ownership of ordinary shares as represented by American Depositary Receipts by the Reporting Persons as of September 11, 2025, based upon 1,277,782,187 ordinary shares of the issuer outstanding as of September 12, 2025.

Gregory George is the sole beneficial owner of 137,123,887 ordinary shares, which include 8,830,602 ordinary shares underlying warrants and 128,293,285 ordinary shares held in the form of American Depositary Receipts ("ADRs").

Gregory George is a manager of G to the Fourth Investments, LLC and has discretionary authority to vote and dispose of 123,060,227 ordinary shares held by G to the Fourth Investments, LLC. Gregory George may be deemed to be the beneficial owner of these shares.

Gregory George has discretionary authority to vote and dispose of 6,000,000 ordinary shares held in the form of ADRs by his son James George. Gregory George may be deemed to be the beneficial owner of these shares.

Gregory George has discretionary authority to vote and dispose of 6,000,000 ordinary shares held in the form of ADRs by his son Grant George. Gregory George may be deemed to be the beneficial owner of these shares.
Percent of class:
Gregory George / Percent of class: 21.59%
James George / Percent of class: 0.47%
Grant George / Percent of class: 0.47%
G to the Fourth Investments, LLC / Percent of class: 9.92%
Sole power to vote or to direct the vote:
Gregory George / Sole power to vote or to direct the vote: 137,123,887
James George / Sole power to vote or to direct the vote: 0
Grant George / Sole power to vote or to direct the vote: 0
G to the Fourth Investments, LLC / Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote:
Gregory George / Shared power to vote or to direct the vote: 138,727,847
James George / Shared power to vote or to direct the vote: 6,000,000
Grant George / Shared power to vote or to direct the vote: 6,000,000
G to the Fourth Investments, LLC / Shared power to vote or to direct the vote: 126,727,847
Sole power to dispose or to direct the disposition:
Gregory George / Sole power to dispose or to direct the disposition of: 137,123,887
James George / Sole power to dispose or to direct the disposition of: 0
Grant George / Sole power to dispose or to direct the disposition of: 0
G to the Fourth Investments, LLC / Sole power to dispose or to direct the disposition of: 0
Shared power to dispose or to direct the disposition:
Gregory George / Shared power to dispose or to direct the disposition of: 138,727,847
James George / Shared power to dispose or to direct the disposition of: 6,000,000
Grant George / Shared power to dispose or to direct the disposition of: 6,000,000
G to the Fourth Investments, LLC / Shared power to dispose or to direct the disposition of: 126,727,847

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Gregory George: /s/ Gregory George, Gregory George (09/11/2025)
- James George: /s/ James George, James George (09/11/2025)
- Grant George: /s/ Grant George, Grant George (09/11/2025)
- G to the Fourth Investments, LLC: /s/ Gregory George, Manager (09/11/2025)